Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 27, 2013

VIA FEDERAL EXPRESS AND EDGAR

H. Roger Schwall, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Cambridge Capital Acquisition Corporation
    Registration Statement on Form S-1
    Filed October 23, 2013
    File No. 333-191868

Dear Mr. Schwall:

On behalf of Cambridge Capital Acquisition Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated November 20 , 2013, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Norman von Holtzendorff.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Furthermore, please note that in addition to the changes made to address the Staff’s comments, the Company and underwriters have determined to make the following additional changes to the offering structure:

•	The amount being held in trust if the over-allotment option is not exercised in full is being increased from $10.10 to $10.15 per unit sold to the public in the offering; and

•
The time period in which the Company has to complete an initial business combination has been reduced from 21 months from the closing of the offering (or 24 months from the closing of the offering if the Company has entered into a definitive agreement with a target business for a business combination within 21 months from the closing of the offering and such business combination has not yet been consummated within such 21-month period) to 18 months from the closing of the offering (or 24 months from the closing of the offering if the Company has entered into a definitive agreement with a target business for a business combination within 18 months from the closing of the offering and such business combination has not yet been consummated within such 18-month period).

We have revised the disclosure throughout the Registration Statement to reflect these changes.

Securities and Exchange Commission

November 27, 2013

Registration Statement on Form S-1

General

1.
We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your Nasdaq Capital Market listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Rule 430A, and update your disclosure accordingly.

With respect to the first part of the Staff’s comment, such comment is duly noted.  We will allow sufficient time for the Staff to review the revised Registration Statement and exhibits as necessary.

With respect to the second part of the Staff’s comment, the Company has filed its listing application with the Nasdaq Capital Market and is awaiting comments.  We have provided the omitted disclosure which is not being omitted pursuant to Rule 430A and updated our disclosure accordingly as requested.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, we will supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering.  To date, no such written communications or research reports exist.

Securities and Exchange Commission

November 27, 2013

3.
As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections, or ensure that FINRA calls us for that purpose.

FINRA has not yet confirmed that the amount of compensation to be paid to the undewriters in this offering is acceptable.  Prior to effectiveness of the Registration Statement, we will provide the Staff with a copy of the letter informing the Company that FINRA has no objections, or we will ensure that FINRA calls the Staff for such purpose as requested.

Proposed Business, page 46

Introduction, page 46

The Supply Chain Industry Overview and Trends, page 46

4.	Please provide us with substantiation from independent, third-party sources for assertions in your industry discussion such as the following:

•	“The supply chain industry is large, growing and fragmented ... .”

•	“[T]here are more than 1,000 companies in the $200 to $800 million valuation range within high growth sectors of the supply chain and logistics market ... .”

•	“The supply chain industry has produced several companies that have successfully grown their businesses to over $1 billion dollars [sic] in revenues ... .”

•	“The supply chain ... has provided scalable businesses with significant operating leverage.”

•	“Many leading supply chain companies achieve scale and operating leverage due to strengths including the following business characteristics ... .”

If you provide third-party reports to support your claims, specify precisely where to find the particular information in the reports, and highlight the appropriate portions of the reports.

We have revised the disclosure on page 46 of the Registration Statement such that the statements made in the above-referenced section have factual support. Supplementally, we are delivering copies of the third-party reports that support the specific statements set forth therein.

Securities and Exchange Commission

November 27, 2013

5
We notice your reference to “[p]assenger air travel” in the “Aviation” portion of your list of potential supply chain acquisition targets, as well as the reference to “[p]assanger rail travel” under “Railroads.” Please clarify the basis for considering passenger air and rail travel to be parts of the supply chain industry.

We have removed passenger air travel and passenger rail travel from the list of potential supply chain acquisition targets.  Accordingly, we respectfully believe this comment is no longer applicable.

*   *   *   *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

Enclosures

cc:           Mr. Benjamin Gordon